SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-19717

(Check one)

/x/ Form 10-K and Form 10-KSB      / / Form 11-K

/ / Form 20-F    / / Form 10-Q and Form 10-QSB    / / Form N-SAR

For period ended: September 30, 2001

/ / Transition Report on Form 10-K and Form 10-KSB

/ / Transition Report on Form 20-F

/ / Transition Report on Form 11-K

/ / Transition Report on Form 10-Q and Form 10-QSB

/ / Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: NEXIQ Technologies, Inc.

Former name if applicable: WPI Group, Inc.

Address of principal executive offices (Street and number):  1155 Elm Street

City, state and zip code:  Manchester, New Hampshire 03101

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountants' statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant changed its public accounting firm to Pricewaterhouse Coopers from Arthur Anderson effective with the filing of the subject Annual Report on Form 10-K. The transition of the accounting firms has increased the review time required to finalize the accounting data, as well as added the requirement of coordinating the review process with two accounting firms. As a result, completion of the 10-K report has taken longer than anticipated and cannot be completed in time for the registrant to file its Annual Report on Form 10-K on a timely basis.

For the reasons set forth above, the registrant's inability to timely file its Annual Report on Form 10-K for the fiscal year ended September 30, 2001 cannot be eliminated without unreasonable effort or expense. The registrant intends to file its Annual Report no later than the fifteenth day after the due date of the Annual Report.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kevin F. Kelly, Vice President & CFO     (586)731-6410 ext. 6609
(Name)                                                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

/ x /  Yes  / /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ / Yes /x/ No

NEXIQ TECHNOLOGIES, INC. (formerly WPI Group, Inc.)

______________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 2, 2002

By: Kevin Kelly
       Kevin F. Kelly, Vice President & CFO